October 31, 1996


QUARTERLY REPORT TO THE LIMITED PARTNERS
  OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1996 and 1995, total revenues increased 1.4% from $647,700 to $656,747 and total expenses decreased 1.1% from $351,841 to $348,105. As a result, net income increased 4.3% from $295,859 for the three month period ended September 30, 1995, to $308,642 for the same period in 1996. The revenue increase can be primarily attributed to an increase in rental income as a result of higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 85.1% for the three month period ended September 30, 1996, compared to 86.1% for the same period in 1995. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $4,000 (1.3%) primarily due to decreases in maintenance and repair expenses partially offset by increases in real estate tax expense and salaries and wages. General and administrative expenses remained constant during the three month periods ended September 30, 1996 and 1995.

For the nine month periods ended September 30, 1996, and 1995, total revenues increased 1.4% from $1,882,111 to $1,907,844 and total expenses increased
1.4% from $1,059,108 to $1,073,952. As a result, net income increased 1.3% from $823,003 for the nine months ended September 30, 1995, to $833,892 for the same period in 1996. The reason for the increase in revenues is the same as discussed above for the three month period. Operating expenses increased approximately $11,700 (1.3%) primarily due to an increase in real estate tax expense and salaries and wages partially offset by a decrease in maintenance and repair expense. General and administrative increased approximately
$3,100 (1.9%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President